UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 371st MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 26th, 2019

1.         DATE, TIME AND PLACE: At 12 a.m., on April 26th, 2019, in the headquarters of the Company, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1st, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived, as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information was approved.

After discussing and examining the item on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To approve the appointment of members by the Chief Executive Officer of Company to be elected to the Board of Executive Officers and Board of Directors, as applicable, of the subsidiaries of CPFL Energia and to recommend the favorable vote to its representatives on the Shareholders’/Partners’ Meetings and Board of Directors of the subsidiaries listed below, in order to execute the referred election, according to the abovementioned indications on the following controlled companies: Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Paulista de Força e Luz (“CPFL Paulista”), RGE Sul Distribuidora de Energia S.A. (“RGE”), Companhia Jaguari de Energia (“CPFL Santa Cruz”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), CLION Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), Sul Geradora Participações S.A. (“CPFL Sul Geradora”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), CPFL Planalto Ltda. (“CPFL Planalto”), NECT Serviços Administrativos Ltda. (“Nect”), TI NECT Serviços De Informática Ltda. (“TI Nect”), CPFL Eficiência Energética S.A. (“CPFL Eficiência”), CPFL GD S.A. (“CPFL GD”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimento Ltda. (“CPFL Atende”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), CPFL Telecom S.A. (“CPFL Telecom”), CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Jaguari de Geração de Energia Ltda. (“CPFL Jaguari de Geração”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), CPFL Transmissão Sul I S.A., CPFL Transmissão Sul II S.A..

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Gustavo Estrella, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, April 26th, 2019.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.